Emerging Markets Fund

Advisory Fee Waiver

01/01/21 to 02/28/22

January 1, 2021

Mr. Mark E. Swanson

Treasurer

Russell Investment Company

1301 Second Avenue, 18th Floor

Seattle, WA 98101

Re:	Russell Investment Company Emerging Markets Fund (the “Fund”)

Dear Mr. Swanson:

Russell Investment Management, LLC (“RIM”), as adviser to Russell Investment Company (“RIC”), agrees to waive, until February 28, 2022, 0.319% of its advisory fee for the Fund; provided that the advisory fee waiver shall be reduced by any reduction in the advisory fee due to the application of advisory fee breakpoints.

This waiver (1) supersedes any prior contractual advisory fee waiver or reimbursement arrangements and any prior non-contractual advisory fee waiver or reimbursement arrangements, (2) may not be terminated during the relevant period except at the Board’s discretion and (3) may, at RIM’s option, continue after the date stated above, but may be revised or eliminated at any time thereafter without notice.

If this arrangement is acceptable to you, please sign below to indicate your acceptance and agreement and return a copy of this letter to me.

Sincerely,

RUSSELL INVESTMENT MANAGEMENT, LLC

By:	/s/Peter Gunning
Peter Gunning President

Accepted and Agreed:

RUSSELL INVESTMENT COMPANY

By:	/s/Mark E. Swanson
Mark E. Swanson Treasurer